Mail Stop 7010
								July 27, 2005



Ms. Denise Hawkins, Principal Financial Officer
Media Sciences International, Inc.
8 Allerman Road
Oakland, New Jersey 07436

      Re:	Media Sciences International, Inc.
      Form 10-KSB/A for Fiscal Year Ended June 30, 2004
		Forms 10-QSB/A for Fiscal Quarters Ended September 30,
2004
and
      December 31, 2004
      Filed July 22, 2005
		File No. 1-6053

Dear Ms. Hawkins:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended June 30, 2004

Report of Independent Registered Public Accounting Firm, page F-1

1.		Please request J.H. Cohn LLP to revise their report to
include an explanatory paragraph for the restatement of your June
30,
2004 financial statements in accordance with paragraph 12 of AU
Section 420.


Controls and Procedures, page 49

2.	In light of your restatement that resulted from material
weaknesses as disclosed in the fourth paragraph on page 49, tell us in reasonable detail the basis for your officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of the periods covered by the amended reports. Disclosure controls and procedures are either effective or not effective.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Bret Johnson at (202) 551-3753 or me at
(202)
551-3768 if you have questions regarding our comments.


Sincerely,



John Cash
Accounting Branch Chief

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Denise Hawkins
Media Sciences International, Inc.
July 27, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE